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NEWS RELEASE

Shaw Communications Inc. Announces
Executive Leadership Appointments

Calgary, Alberta (October 22, 2010) - The Shaw Communications Inc. Board of Directors today announced the appointment of Bradley Shaw to the position of Chief Executive Officer of Shaw Communications Inc. effective January 13, 2011, coincident with Shaw’s Annual General Meeting. Mr. Shaw has been an employee of Shaw Communications since 1987, moving through a succession of increasingly responsible positions in the company, most recently as Executive Vice President. Mr. Shaw has also been a member of the Shaw Communications Inc. Board of Directors since 1999 (biographical notes attached).

Jim Shaw, a Shaw employee since 1982, Chief Executive Officer since 1998 and Vice Chair of the Board of Directors since 2008, initiated the move by submitting his resignation as Chief Executive Officer and recommending Bradley Shaw as his successor. (Biographical notes and a background on milestones achieved during Jim Shaw’s twelve years as Chief Executive Officer are attached.)

JR Shaw continues in his role and responsibilities as Executive Chair of Shaw Communications Inc.

Peter Bissonnette will continue in his role as President and a member of the Board of Directors. Peter has been directly involved in Shaw Communications’ growth and success for 20 years in his capacity as Senior Vice President – Operations and, for the last 10 years, as President.

Jim Shaw said: “Over my 12 years as CEO, I have led a first class team that delivered an unprecedented period of growth and expansion for Shaw, culminating with the $2.0 billion acquisition of the Canwest/Global TV and specialty channel assets. We have been notified that the decision will be released by the CRTC today. I believe it is time to pass the torch on to a new leader who will take us to the next level. It is now Brad’s time to lead Shaw Communications into the future. I look forward to focusing my energies on my Board duties as we deal with the exciting future that this acquisition offers. The possibilities are endless.”

Peter Bissonnette said: “I have been privileged to spend the last 20 years working with Jim and Brad Shaw and am pleased to continue this relationship as we transition to a new leadership team. It is now time for the heavy lifting to shift to Brad.”

JR Shaw noted: “This orderly evolution of executive management responsibilities was affirmed by the Shaw Communications Inc. Board of Directors. It represents a measured and timely transfer of responsibilities and functions at Shaw Communications Inc. management that will serve our shareholders and stakeholders for many years to come.”

He continued, “Both Jim and Brad have grown up in Shaw; they started on the front line, learned every aspect of the business from the ground up and have taken on increasingly senior management and executive responsibilities over several decades. They know every part of the industry and the business. Their detailed knowledge of every facet of our operations, their dedication to serving our customers, their prudent and disciplined operational experience and their strategic focus will provide a solid base for Shaw Communications Inc. as it takes on new challenges. Peter’s sound business acumen is valued and we will continue to take advantage of his experience as we take on the challenges and opportunities flowing from our wireless and content initiatives. Brad will now take Shaw forward into a very promising future.”

Brad Shaw said: “I am honored to follow JR and Jim as Chief Executive Officer of Shaw Communications Inc. They have set a high standard of commitment and delivery for our customers. We have built a strong culture for our employees, and have a strategic focus and a tradition of prudent financial management for Shaw. We have a strong balance sheet that provides a platform for growth and continued success. Their wise counsel is readily available to our management team as we deal with our first major challenge, integrating the Canwest/Global assets into our business and managing them to deliver superior value for our shareholders.”

JR Shaw concluded: “This orderly transition will continue the same commitment to customer service, the same prudent financial management and the same growth strategy that has so successfully rewarded our investors over the last decade. I am delighted to continue the tradition of hands-on involvement by the Shaw family in this enterprise that we started so many years ago.”

Yesterday, the Board expressed its appreciation to Jim for the tremendous accomplishments which he achieved during his twelve years as Chief Executive Officer. Through his efforts the Company is positioned to take on even greater challenges and the Board is pleased that Jim’s wisdom and strategic foresight will remain available to the Company in the future.

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). Shaw serves 3.4 million customers, including 1.8 million Internet subscribers and over 1.0 million Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca

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Bradley Shaw

Effective January 13, 2011, Brad Shaw will be appointed Chief Executive Officer of Shaw Communications, one of Canada’s leading entertainment and communications companies. This is the latest in a succession of assignments for Brad Shaw that began in 1987 when he joined Shaw Communications Inc. as a customer service representative. Prior to this appointment, he was Executive Vice President. He has been a member of the Board of Directors of Shaw Communications Inc. since 1999, and is a member of Shaw Communications Charitable Donations Committee.

Brad Shaw started his career as a customer service representative; “I learned how important it is to treat people fairly and with respect. We are only as good as our customers say we are; we have to treat them like gold if we want to succeed”.

Starting in 1989, Mr. Shaw was appointed systems manager for a variety of small through large regions. In 1997, Brad was appointed Vice President Operations for British Columbia; in 1999, Nova Scotia and New Brunswick operations were added to his responsibilities.

In August, 2000, Shaw Communications initiated the transition of its satellite operations from a public company to a wholly owned Shaw subsidiary, Star Choice. In February 2001, Brad Shaw was given the challenge of turning the business into a solid profitable operation when he was appointed Senior Vice President of Operations for Star Choice. During his time there, he successfully built Star Choice’s management team, increased the subscriber base, improved cash flow and put the business on the path to strong earnings. Star Choice, now Shaw Direct, is now one of North America’s leading direct-to-home digital TV providers.

In January 2004, Brad Shaw was appointed Senior Vice President of Operations for Shaw Cable – Shaw’s core business. He worked to provide Shaw’s customers with the high level of service and reliability that is the cornerstone of Shaw’s strategy and reflects the lessons he learned as a customer service representative. He also played a key role in the successful launch of Shaw Digital phone.

During his tenure as Senior Vice President of Operations, Brad initiated and led a company wide program to create a vision statement and define unifying core values which would unite the employees around a common set of operational drivers. This process involved employees from all regions creating a strong clear set of unifying values to guide all Shaw employees in dealing with its many customers. He worked to ensure this vision and these core values were well understood and universally adopted by every Shaw employee. He continues to drive programs to develop the leadership and ensure the constant alignment of purpose and focus of the management teams.

Brad Shaw will continue his commitment to our values, customer service and superior operations as keys to success for Shaw Communications Inc.

Brad Shaw lives in Calgary with his wife and four children. He is active in his community and is involved in a number of philanthropic pursuits.

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Jim Shaw
Chief Executive Officer — 1998-2010
Shaw Communications Inc.

Customer service, Growth and Financial Success:
Jim Shaw’s legacy

Jim Shaw joined Shaw Communications in 1982 as a construction worker and cable installer, the front line of customer service and the foundation of all Shaw’s business. He gained the trust and respect of co-workers and customers alike as he moved up to more senior positions at Shaw Communications Inc. on Vancouver Island. After promotions to increasingly responsible positions across the west, he was appointed VP operations in 1987. He was appointed President in 1995, CEO in 1998, a director in 2002 and elected Vice Chair of the Board in 2008. Upon the approval by the CRTC, the acquisition of the Canwest/Global TV and specialty channel assets will be completed and tops an impressive list of milestones achieved during his 28 years as a Shaw employee.

Key financial and operational metrics from 1998 to 2010
In the 12 years of Jim Shaw’s leadership as CEO of Shaw Communications Inc., the share price of Shaw Communications has risen at an annual growth rate of 11%.

•	Revenue grew from $646 million in 1998 to $3.7 billion in 2010. Over the same period, EBITDA grew from $272 million to $1.8 billion.

•	Market capitalization more than doubled in the 12 years from 1998 to 2010, and now stands at $10 billion.

•	Shaw’s debt is rated as investment grade by DBRS, S&P and Moodys.

•	Shaw Communications began returning capital to shareholders in the form of dividends in 2003 with a $.03 per share annual dividend. Since that time the annual dividend per share has risen to $.88.

•	In addition, annual equivalent dividend payments have steadily risen to reach approximately $372 million in 2010.

Customer growth has played a substantial role in the success of the company and has been a continuing focus under Jim Shaw’s leadership. In 1998, Shaw served about 18% of Canada’s cable market; today they serve more than 30% and are the largest cable provider in Canada.

•	Basic Cable customers have increased from 1.5 million to 2.3 million.

•	Digital cable customers have increased from 70,000 to 1.7 million.

•	Internet customers have increased from 46,000 to 1.8 million.

•	Satellite/DTH was launched in 1997 and now has 900,000 customers.

•	Digital phone was launched in 2005 and now has over 1.1 million customers.

Preparing for leadership
In 1998, when Jim Shaw was elected CEO, he had already been President and COO, a key member of the management team, as well as serving in increasingly important management positions for 16 years. By that time, he had already established a stellar track record as an entrepreneur, deal-maker and business leader.

He had been actively involved in Shaw’s major acquisition program that had doubled the company’s size in the 1990’s, expanding its core cable operations to 18% market share, its growing internet service initially launched in 1995-96, its launch of digital cable service, its part ownership in DTH services, its fibre-optic infrastructure and 11 radio stations and 7 specialty TV channels resulting from participation in the MacLean Hunter acquisition with Rogers, the CUC acquisition and the Classicom acquisition. Throughout 1998-99, he led the difficult but ultimately successful acquisition of assets of Western International Communications. He oversaw the relocation of Shaw headquarters from Edmonton to Calgary.

Landmarks; 1998-2010
Jim Shaw initiated and successfully carried out many successful initiatives as CEO:

•	1999 – Shaw creates Corus Entertainment Inc., separating specialty channels, radio and broadcasting assets from Shaw’s cable and transmission assets.

•	1999 – Shaw acquired several cable companies in Atlantic Canada including Fundy Cable, Access and Halifax Cable; later sold in 2001 as Shaw consolidated its operations in western Canada.

•	2000- Shaw successfully concluded an asset swap with Rogers for territory in Vancouver/lower mainland reinforcing its prominent position in western Canada.

•	2000 – Shaw launched Big Pipe creating a fibre-optic backbone for all its operations, expanded with the purchase of assets of 360 Inc.

•	2001 – Shaw acquired Moffat Communications for $1.2 billion – adding broadcast, specialty, cable and US assets.

•	2001 – Shaw acquires Canadian Satellite Communications giving it 100% of Star Choice DTH satellite and specialty channels.

•	2001 – Shaw initiated an extensive build out and upgrade of infrastructure including fibre-optic networks, digital service expansion, DOCSIS 2.0 internet upgrades, new service offerings like PPV, expanded data management centers, upgraded IT services.

•	2002 – Shaw announced the construction of Shaw Tower in Vancouver, a 41 storey tower to be completed in 2006; it also builds its Calgary Barlow Trail Operations/University Campus.

•	2002 – Shaw launched Video on Demand service.

•	2003 – Shaw sold US cable assets for $300 million, acquired Monarch cable in southern Alberta/BC.

•	2004 – Shaw upgraded Star Choice service with Anik F2, expanding PPV and HDTV.

•	2005 Shaw launched node segmentation program; now less than 1000 homes/node.

•	2005 – Shaw launched Shaw Digital Phone in several major western cities; now system-wide with more than 1 million customers.

•	2005-2007 Shaw pursued major upgrades to internal systems, internet speed capability, including one of the highest speeds available in Canada, digital and HDTV upgrades, PPV and VOD customer offerings, and IT and infrastructure upgrades to serve these new innovations.

•	2008 – Shaw acquired $200 million of mobile spectrum in Government auction to launch a Shaw wireless phone service in 2011/12.

•	2009 – Shaw acquired Mountain Cable in Ontario and several BC cable assets including Campbell River.

•	2009 – Shaw commenced an upgrade to DOCSIS 3.0, the fastest service in North America.

•	2010 – Shaw acquired Canwest Global TV for $2.0 billion, national broadcast TV and specialty channel company with final regulatory approval expected in October.

Major organizational milestones
Under Jim Shaw’s leadership, the company built a culture relentlessly focused on customer service. Customer service is the center of all operational and business activities. This successful focus on customer service has ensured Shaw Communications Inc.’s reputation as one of the best cable operators in North America.

Strategic focus
Shaw’s strategic focus is characterized by:

•	A relentless commitment to customer service, including such innovations as same day/next day installation guarantees.

•	Continuous development of new products/services, expanded variety and tailored enhancements to meet different customer needs.

•	Disciplined operational and financial management.

•	A consistent capital investment program of system upgrades making it a leader in technology development and information network reliability.

•	Engaging with customers and community to give back.

Leadership
Jim Shaw, in his 12 years as CEO, has led a senior management team at Shaw known for its longevity, discipline, stability and cohesiveness; a tribute to his consultative style, trust, leadership skills and his willingness to delegate responsibility and reward success.

Financial Discipline and Prudence
Throughout his term as Chief Executive Officer, he has ensured that prudent and measured growth has provided a record of financial performance characterized by:

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Strong balance sheet.
Investment grade ratings.
Solid and increasing free cash flow.
Substantial capital investment program of more than $700 million/year.
Track record of growing dividends and increased share price.
Prudent debt management and long term positive debt profile.

Technology, Capital spending, innovation and reliability
In the 12 years that Jim Shaw has led Shaw Communications, the technology of the cable, broadcast and communications sector has been transformed. Over that period, Jim and his executive team have successfully invested more than $10 billion dollars in capital expansion, technological innovation, service upgrades, new products and services, internal business service systems, customer contact support programs, employee training and countless other innovations that have made Shaw a leader in the North American cable industry. The last twelve years have seen unparalleled innovations, system developments and product service offerings and upgrades such as:

•	Launch of Shaw digital phone, achieving 1.0 million customers in five years.

•	Continuous upgrades to DOCSIS systems that resulted in the recent rollout of DOCSIS 3.0 delivering the fastest internet speeds in the industry.

•	Improved node segmentation now serving less than 1000 homes per node.

•	Continued upgrades of Digital, HDTV, VOD and PPV that expand interactive cable services.

•	The expansion of Big Pipe as the fibre-optic backbone of all Shaw services.

•	Constant upgrades and expansion of customer service offerings for DTH.

•	Expansion of Shaw internal data service, billing system, customer care centers to better and more efficiently serve customers.

These innovations and technical applications required extensive capital to deploy; Jim Shaw and his team made the right choice of technological alternatives, timing each one for maximum service life, reliability, customer growth. He ensured the seamless, efficient deployment of these technologies while ensuring continued reliability and service continuity. Jim Shaw made sure these innovations worked for Shaw’s customers.

Leadership in a Competitive industry
Jim Shaw has served as an industry leader and knowledgeable industry spokesman for over twenty years. He has also been an active contributor to industry associations serving as President of the Canadian Cable Television Association.

Throughout his career he has been an active and, at times outspoken, advocate of the consumer’s interests in dealing with regulatory and government policy issues. He has appeared before innumerable regulatory hearings to advocate for greater transparency, competition and innovation in the cable, broadcasting and telecommunications sectors and has been a consistent opponent of regulation and bureaucratic control.

Canwest Global Acquisition
Under Jim Shaw’s leadership, Shaw achieved strategic, financial and operational strength that provided the capacity and solid platform for Shaw Communications to move aggressively to take advantage of strategic acquisition opportunities.

Such an opportunity presented itself in 2010 when Canwest, already in bankruptcy protection, appeared to be heading for total bankruptcy. In early 2010, Shaw Communications, under Jim Shaw’s leadership, launched a bold last minute bid for Canwest’s broadcast TV network, content ownership and specialty channel assets.

This pure play acquisition of media content offers opportunities for Shaw Communications to leverage Canwest’s content with its existing distribution systems across many platforms of cable, DTH, Digital and internet to expand marketability and increase revenue.

With 100% ownership, Shaw will be able to integrate all Canwest’s media operations seamlessly into its existing business at a low operational cost that provides maximum freedom to create more value with those new assets.

Shaw, a strong, well-financed and well-managed company is ideally positioned to achieve maximum value for these assets in the future. This is the largest and most strategically significant takeover in Shaw’s history – a singular milestone amongst a succession of outstanding milestones for CEO Jim Shaw.

Community Involvement
Jim Shaw has been an active member of Shaw’s many community based activities. He has been active in the industry as chair of the Canadian Cable Television Association from 1996-2002. He has also been involved on a number of business Boards, including CableLab, Microcell, Cancom and @Home.

Jim Shaw has freely given his expertise and experience to numerous not-for-profits; serving on the Boards of the University of Calgary, the University of Alberta, Shawnigan Lake School and Strathmore Tweedsmuir School.